Exhibit 99.1

Heritage Commerce Corp Earnings Increased 28% to $2.7 Million in the Second Quarter of 2012 Compared to Second Quarter of 2011;
Company Intends to Redeem $14 Million of Fixed-Rate Sub Debt in the Third Quarter of 2012

San Jose, CA – July 26, 2012 – **Heritage Commerce Corp (Nasdaq: HTBK)**, the holding company ("the Company" or "HCC") for Heritage Bank of Commerce ("the Bank" or "HBC"), today reported net income increased 28% to $2.7 million for the second quarter of 2012, compared to $2.1 million for the second quarter of 2011. Loan and deposit growth and continued improvements in asset quality contributed to solid profitability in the second quarter and in the first six months of 2012.

Following the redemption of its Series A Preferred Stock in the first quarter of 2012, the Company does not have any preferred dividends and discount accretion on preferred stock in the second quarter of 2012. Net income available to common shareholders was $2.7 million, or $0.08 per average diluted common share, for the second quarter of 2012. After accrued dividends and discount accretion on preferred stock of $604,000, net income available to common shareholders was $1.5 million, or $0.05 per average diluted common share, for the second quarter a year ago. For the six months ended June 30, 2012, net income available to common shareholders was $3.5 million, or $0.11 per average diluted common share, up from $2.5 million, or $0.08 per average diluted common share, for the same period a year ago. All results are unaudited.

"The Company experienced significant loan growth and continued deposit growth during the second quarter of 2012," said Walter Kaczmarek, President and Chief Executive Officer. "The growth we experienced was due to hard work performed in previous quarters by our lending staff that finally closed and funded. Our second quarter income marks our eighth consecutive quarter of profitability. Despite our strong second quarter success, we continue to be concerned about the potentially negative effects of the weak national and international economies."

Second Quarter 2012 Highlights (at or for the periods ended June 30, 2012, compared to June 30, 2011, and March 31, 2012)

◆ Strong Second Quarter Earnings – Earnings per average diluted common share increased to $0.08 in the second quarter of 2012, compared to $0.05 per average diluted common share in the second quarter of 2011, and $0.03 per average diluted common share in the first quarter of 2012.

◆ Solid Deposit Base – Total deposits increased to $1.1 billion, a 10% increase from June 30, 2011, and a 2% increase from the preceding quarter. Core deposits (excluding all time deposits) grew 9% to $807.6 million at June 30, 2012, an increase of $69.4 million from June 30, 2011, and increased 2% from $792.6 million at March 31, 2012.

   ● Noninterest-bearing demand deposits increased 10% to $367.9 million at June 30, 2012, from $333.2 million at June 30, 2011, and increased 3% from $356.6 million at March 31, 2012.

   ● Interest-bearing demand deposits increased 16% to $148.8 million at June 30, 2012, from $128.5 million at June 30, 2011, and increased 3% from $144.0 million at March 31, 2012.

   ● Savings and money market deposits increased 5% to $290.9 million at June 30, 2012, from $276.5 million at June 30, 2011, and remained relatively flat from $292.0 million at March 31, 2012.

◆ Lower Cost of Deposits – The total cost of deposits decreased 15 basis points to 0.27% during the second quarter of 2012 from 0.42% during the second quarter of 2011, primarily as a result of maturing higher-cost wholesale funding and growth in core deposits. The total cost of deposits remained the same at 0.27% when compared to the first quarter of 2012.

◆ Loan Demand Improved – Loans increased 2% to $798.1 million at June 30, 2012, compared to $782.1 million at June 30, 2011, and rose 5% from $756.9 million at March 31, 2012.

◆ Net Interest Margin – The net interest margin remained flat at 3.95% for the second quarter of 2012, compared to the second quarter of 2011, and decreased 11 basis points from 4.06% for the first quarter of 2012, primarily as a result of lower yields on loans and investment securities.

◆ Strong Asset Quality – Asset quality remained strong as reflected in the following metrics:

   ● Nonperforming assets declined 23% year-over-year to $17.8 million, or 1.35% of total assets at June 30, 2012, from $23.1 million, or 1.83% of total assets at June 30, 2011, and decreased 9% from $19.5 million, or 1.49% of total assets at March 31, 2012.

   ● Classified assets (net of SBA guarantees) decreased 28% to $54.9 million at June 30, 2012, from $76.1 million at June 30, 2011, and increased 1% from $54.2 million at March 31, 2012.

   ● Classified assets (net of SBA guarantees) to Tier 1 capital plus the allowance for loans losses at the holding company and the bank level were 30% and 31% at June 30, 2012, respectively, compared to 35% and 39% at June 30, 2011, and 30% and 31% at March 31, 2012.

   ● The provision for loan losses was $815,000 for the second quarter of 2012, compared to $955,000 for the second quarter of 2011, and $100,000 for the first quarter of 2012.

   ● The allowance for loan losses totaled $20.0 million, or 2.51% of total loans at June 30, 2012, compared to $23.2 million, or 2.96% of total loans at June 30, 2011, and $20.3 million, or 2.68% of total loans at March 31, 2012.

   ● The allowance for loan losses to total nonperforming loans (excluding nonaccrual loans held-for-sale) improved to 137.57% at June 30, 2012, compared to 102.15% at June 30, 2011, and 125.66% at March 31, 2012.

   ● Net charge-offs declined in the second quarter of 2012 to $1.1 million, compared to $1.8 million in the second quarter of 2011, and increased from $494,000 in the first quarter of 2012.

◆ Capital ratios substantially exceed regulatory requirements for a well-capitalized financial institution at the holding company and bank level at June 30, 2012 (see "Redemption of Subordinated Debt" below):

Capital Ratios	Well-Capitalized Regulatory Guidelines	Heritage Commerce Corp	Heritage Bank of Commerce
Total Risk-Based	10.0%	17.3%	16.2%
Tier 1 Risk-Based	6.0%	16.0%	14.9%
Leverage	5.0%	12.7%	11.9%

Operating Results

Net interest income increased 5% to $12.1 million for the second quarter of 2012, compared to $11.5 million for the second quarter a year ago, primarily due to an increase in the average balance of investment securities. Net interest income for the second quarter of 2012 decreased 1% from $12.3 million for the first quarter of 2012, primarily as a result of lower yields on loans and investment securities, partially offset by higher average balances of loans and investment securities.

For the six months ended June 30, 2012, net interest income grew 7% to $24.3 million, compared to $22.7 million for the six months ended June 30, 2011, primarily due to an increase in the average balance of investment securities, and a decrease in the rates paid on interest-bearing liabilities, partially offset by a decrease in the average balance of loans.

The net interest margin remained flat at 3.95% for the second quarter of 2012, compared to 3.95% for the second quarter a year ago, and decreased 11 basis points compared to 4.06% for the first quarter of 2012, primarily as a result of lower yields on loans and investment securities. For the first six months of 2012, the net interest margin increased to 4.01%, compared to 3.95% for the first six months of 2011, primarily as a result of a higher yield on loans, a lower level of interest-bearing deposits in other institutions, and a lower cost of deposits.

The provision for loan losses was $815,000 for the second quarter of 2012, compared to $955,000 for the second quarter a year ago and $100,000 for the first quarter of 2012. The provision for loan losses was $915,000 for the six months ended June 30, 2012 compared to $1.7 million for the same period a year ago.

Noninterest income was $2.1 million for the second quarter of 2012, compared to $2.2 million for the second quarter a year ago, and $1.7 million for the first quarter of 2012. Noninterest income increased for the second quarter of 2012, compared to the first quarter of 2012, primarily due to a higher gain on sales of SBA loans. In the first six months of 2012, noninterest income was $3.8 million, compared to $4.1 million in the first six months a year ago. Noninterest income was lower in the second quarter and first six months of 2012, compared to the same periods in 2011, primarily due to a lower gain on sales of SBA loans.

Noninterest expense for the second quarter of 2012 remained flat at $9.5 million, compared to the second quarter of 2011, and decreased $1.4 million, or 13%, from $10.9 million for the first quarter of 2012. In the second quarter of 2012, salaries and employee benefits expense decreased $290,000 from the first quarter of 2012, due to the seasonal decline, which was consistent with the Company's cyclical salary and employee benefits expense in prior years. Professional fees decreased $741,000 in the second quarter of 2012, compared to the first quarter of 2012 due to the seasonality of expenses related to the year-end audit and a first quarter $500,000 accrual for probable costs related to an anticipated legal claim that has not yet been asserted, regarding an apparent transfer of funds for personal use by an authorized signatory of a customer. Other operating expenses decreased $312,000 in the second quarter of 2012, compared to the first quarter of 2012, primarily as a result of several one-time expenses in the first quarter that the Company did not incur in the second quarter. Noninterest expense in the first six months of 2012 increased 2% to $20.3 million, compared to $19.9 million in the first six months of 2011.

Income tax expense for the second quarter of 2012 was $1.2 million, compared to $1.1 million for the second quarter of 2011, and $951,000 for the first quarter of 2012. For the first six months of 2012, the income tax expense was $2.2 million, compared to $1.5 million for the first six months a year ago. The effective tax rate for the second quarter of 2012 was 31%, compared to 35% for the second quarter a year ago, and 31% for the first quarter of 2012. The effective tax rate for the six months ended June 30, 2012 was 31%, compared to 28% for the six months ended June 30, 2011. The efficiency ratio for the second quarter of 2012 was 66.70%, compared to 69.43% for the second quarter of 2011, and 77.64% for the first quarter of 2012. The efficiency ratio was 72.13% for the first six months of 2012, compared to 74.39% for the first six months of 2011.

Balance Sheet Review, Capital Management and Credit Quality

Heritage Commerce Corp's total assets increased 5% to $1.32 billion at June 30, 2012, from $1.26 billion a year ago, and increased 1% from $1.31 billion at March 31, 2012.

The investment securities portfolio totaled $389.8 million at June 30, 2012, an increase of 29% from $303.0 million at June 30, 2011, and increased 1% from $385.8 million at March 31, 2012. At June 30, 2012, the investment portfolio was comprised of $325.9 million agency mortgage-backed securities, all of which were issued by U.S. Government sponsored entities, $23.2 million of corporate bonds, and $40.7 million of single entity issue trust preferred securities.

Loans, excluding loans held-for-sale, totaled $798.1 million at June 30, 2012, an increase of 2% from $782.1 million at June 30, 2011, and an increase of 5% from $756.9 million at March 31, 2012. The loan portfolio remains well-diversified with commercial and industrial ("C&I") loans accounting for 48% of the portfolio at June 30, 2012. Commercial and residential real estate loans accounted for 42% of the total loan portfolio, of which 51% were owner-occupied by businesses. Land and construction loans account for 2% of the loan portfolio at June 30, 2012, compared to 5% at June 30, 2011 and 3% of the total loan portfolio at March 31, 2012. Consumer and home equity loans accounted for the remaining 8% of total loans at June 30, 2012.

The yield on the loan portfolio was 5.23% for the second quarter of 2012, compared to 5.31% for the same period in 2011, and 5.41% for the first quarter of 2012. The 18 basis points decrease in the second quarter of 2012 from the first quarter of 2012 was due to several positive adjustments in the first quarter of 2012 from loan interest recoveries, and lower rates issued (due to competitive factors) on some new and renewed loans in the second quarter of 2012.

"In the second quarter of 2012, we experienced an increase in loans, and as a result we deployed more liquidity toward loans as demand from credit worthy customers improved," added Mr. Kaczmarek.

Nonperforming assets declined $5.3 million to $17.8 million, or 1.35% of total assets, at June 30, 2012, from $23.1 million, or 1.83% of total assets a year ago. At March 31, 2012, nonperforming assets totaled $19.5 million or 1.49% of total assets. The following is a breakout of nonperforming assets at June 30, 2012:

	Balance	% of Total
Commercial and industrial loans	$ 4,910	28%
SBA loans	4,130	23%
Foreclosed assets	3,098	18%
Land and construction loans	2,365	13%
Restructured and loans over 90 days past due and accruing	1,665	9%
Commercial real estate loans	1,104	6%
Home equity and consumer loans	558	3%
	$ 17,830	100%

At June 30, 2012, the $17.8 million of nonperforming assets included $1.2 million of loans guaranteed by the SBA and $1.7 million of restructured loans still accruing interest income.

Foreclosed assets were $3.1 million at June 30, 2012, compared to $248,000 at June 30, 2011, and $3.2 million at March 31, 2012. Classified assets (net of SBA guarantees) decreased to $54.9 million at June 30, 2012, from $76.1 million at June 30, 2011, and increased from $54.2 million at March 31, 2012.

The following table summarizes the allowance for loan losses:

	For the Three Months Ended:		
	June 30, 2012	March 31, 2012	June 30, 2011
ALLOWANCE FOR LOAN LOSSES			
(in $000's, unaudited)			
Balance at beginning of quarter	$ 20,306	$ 20,700	$ 24,009
Provision for loan losses during the quarter	815	100	955
Net charge-offs during the quarter	(1,098)	(494)	(1,797)
Balance at end of quarter	$ 20,023	$ 20,306	$ 23,167
Total loans	$ 798,106	$ 756,894	$ 782,080
Total nonperforming loans	$ 14,732	$ 16,344	$ 22,882
Allowance for loan losses to total loans	2.51%	2.68%	2.96%
Allowance for loan losses to total nonperforming loans,			
excluding nonaccrual loans - held-for-sale	137.57%	125.66%	102.15%

Deposits totaled $1.10 billion at June 30, 2012, compared to $998.6 million at June 30, 2011, and $1.08 billion at March 31, 2012. Noninterest-bearing demand deposits increased $34.7 million to $367.9 million at June 30, 2012, compared to $333.2 million at June 30, 2011, and increased $11.3 million compared to $356.6 million at March 31, 2012. Interest-bearing demand deposits increased $20.3 million to $148.8 million at June 30, 2012, from $128.5 million at June 30, 2011, and increased $4.8 million from $144.0 million at March 31, 2012. Savings and money market deposits increased $14.3 million to $290.9 million at June 30, 2012, from $276.5 million at June 30, 2011, and decreased $1.1 million from $292.0 million at March 31, 2012. At June 30, 2012, brokered deposits increased 3% to $97.7 million, from $94.6 million at June 30, 2011, and increased 15% from $84.7 million at March 31, 2012. Total deposits, excluding brokered deposits, were $1.0 billion at June 30, 2012, compared to $903.9 million at June 30, 2011, and $995.5 million at March 31, 2012.

The total cost of deposits decreased 15 basis points to 0.27% during the second quarter of 2012, from 0.42% during the second quarter of 2011, and remained flat compared to the first quarter of 2012, primarily as a result of maturing higher-cost wholesale funding and higher core deposits.

Due primarily to the $40 million repurchase of the Series A Preferred Stock during the first quarter of 2012, tangible equity was $162.4 million at June 30, 2012, compared to $184.7 million at June 30, 2011. Tangible equity was $157.5 million at March 31, 2012. Tangible book value per common share was $5.44 at June 30, 2012, compared to $4.81 a year ago, and $5.25 at March 31, 2012. In the per common share data attached, the Company presents the pro forma tangible book value per share, assuming the Company's outstanding Series C Preferred Stock issued in June 2010 is converted into common stock. There were 21,004 shares of Series C Preferred Stock outstanding at June 30, 2012 and the Series C Preferred Stock is convertible into an aggregate of 5.6 million shares of common stock at a conversion price of $3.75, upon a transfer of the Series C Preferred Stock in a widely dispersed offering.

The Company's accumulated other comprehensive income was $3.2 million at June 30, 2012, compared to an accumulated other comprehensive loss of ($2.3) million a year ago, and accumulated other comprehensive income of $1.2 million at March 31, 2012. The components of other comprehensive income, net of taxes, at June 30, 2012 include the following: an unrealized gain on available-for-sale securities of $7.1 million; an unrealized loss on split dollar insurance contracts of ($2.2) million; an unrealized loss on the supplemental executive retirement plan of ($2.9) million; and an unrealized gain on interest-only strip from SBA loans of $1.2 million.

Redemption of Subordinated Debt

The Company has provided notice to the holders that the it intends to redeem the Company's 10.875% fixed-rate subordinated debentures in the amount of $7 million issued to Heritage Capital Trust I, and the related premium cost of $304,500, and the Company's 10.600% fixed-rate subordinated debentures in the amount of $7 million issued to Heritage Statutory Trust I, and the related premium cost of $296,800 (collectively referred to as the "Fixed-Rate Sub Debt"). The redemption of the 10.600% fixed-rate subordinated debentures is expected to be completed on September 7, 2012, and the 10.875% fixed-rate subordinated debentures on September 8, 2012. Additionally, the Company will pay its regularly scheduled interest payments on the Fixed-Rate Sub Debt totaling approximately $752,000 on the respective redemption dates. The Company will use available cash and proceeds from a $15 million distribution from HBC to HCC. The Company will incur a charge of $601,300 in the third quarter of 2012, for the early payoff premiums on the redemption of the Fixed-Rate Sub Debt. On an annual basis, the redemption of the Fixed-Rate Sub Debt will eliminate approximately $1.5 million in interest expense.

The Company's and HBC's June 30, 2012 regulatory capital ratios and pro forma capital ratios including the redemption of the Fixed-Rate Sub Debt and the $15 million cash contribution from HBC are detailed in the tables below. The Company's and HBC's pro forma June 30, 2012 regulatory capital ratios all significantly exceed the well-capitalized requirements.

Heritage Commerce Corp:	Actual June 30, 2012	Pro Forma[1] June 30, 2012	Well-Capitalized Regulatory Requirements
Total risk-based capital ratio	17.3%	15.9%	10.0%
Tier 1 risk-based capital ratio	16.0%	14.6%	6.0%
Leverage ratio	12.7%	11.6%	N/A

[1]Assumes redemption of $14 million Fixed-Rate Sub Debt at June 30, 2012.

Heritage Bank of Commerce:	Actual June 30, 2012	Pro Forma[2] June 30, 2012	Well-Capitalized Regulatory Requirements
Total risk-based capital ratio	16.2%	14.7%	10.0%
Tier 1 risk-based capital ratio	14.9%	13.5%	6.0%
Leverage ratio	11.9%	10.7%	5.0%

[2]Excluding fixed-rate sub debt. Assumes HBC $15 million cash distribution to HCC at June 30, 2012.

Heritage Commerce Corp,a bank holding company established in February 1998, is the parent company of Heritage Bank of Commerce, established in 1994 and headquartered in San Jose with full-service branches in Danville, Fremont, Gilroy, Los Altos, Los Gatos, Morgan Hill, Mountain View, Pleasanton, and Walnut Creek. Heritage Bank of Commerce is an SBA Preferred Lender with an additional Loan Production Office in Santa Rosa, California. For more information, please visit www.heritagecommercecorp.com.

Forward Looking Statement Disclaimer

Forward-looking statements are based on management's knowledge and belief as of today and include information concerning the Company's possible or assumed future financial condition, and its results of operations, business and earnings outlook. These forward-looking statements are subject to risks and uncertainties. A number of factors, some of which are beyond the Company's ability to control or predict, could cause future results to differ materially from those contemplated by such forward-looking statements. The forward-looking statements could be affected by many factors, including but not limited to: (1) competition for loans and deposits and failure to attract or retain deposits and loans; (2) local, regional, and national economic conditions and events and the impact they may have on us and our customers, and our assessment of that impact on our estimates including, the allowance for loan losses; (3) risks associated with concentrations in real estate related loans; (4) changes in the level of nonperforming assets and charge-offs and other credit quality measures, and their impact on the adequacy of the Company's allowance for loan losses and the Company's provision for loan losses; (5) the effects of and changes in trade, monetary and fiscal policies and laws, including the interest rate policies of the Federal Open Market Committee of the Federal Reserve Board; (6) stability of funding sources and continued availability of borrowings; (7) our ability to raise capital or incur debt on reasonable terms; (8) Regulatory limits on Heritage Bank of Commerce's ability to pay dividends to the Company; (9) continued volatility in credit and equity markets and its effect on the global economy; (10) the impact of reputational risk on such matters as business generation and retention, funding and liquidity; (11) oversupply of inventory and continued deterioration in values of California commercial real estate; (12) a prolonged slowdown in construction activity; (13) the effect of changes in laws and regulations (including laws and regulations concerning taxes, banking, securities, and executive compensation) which we must comply, including but not limited to, the Dodd-Frank Act of 2010; (14) the effects of security breaches and computer viruses that may affect our computer systems; (15) changes in consumer spending, borrowings and saving habits; (16) changes in the competitive environment among financial or bank holding companies and other financial service providers; (17) the effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies, as well as the Public Company Accounting Oversight Board, the Financial Accounting Standards Board and other accounting standard setters; (18) the costs and effects of legal and regulatory developments, including resolution of legal proceedings or regulatory or other governmental inquiries, and the results of regulatory examinations or reviews; (19) the ability to increase market share and control expenses; and (20) our success in managing the risks involved in the foregoing items. For a discussion of factors which could cause results to differ, please see the Company's reports on Forms 10-K and 10-Q as filed with the Securities and Exchange Commission and the Company's press releases. Readers should not place undue reliance on the forward-looking statements, which reflect management's view only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

Member FDIC

CONSOLIDATED STATEMENTS OF INCOME (in $000's, unaudited)	For the Three Months Ended:			Percent Change From:		For the Six Months Ended:		
	June 30, 2012	March 31, 2012	June 30, 2011	March 31, 2012	June 30, 2011	June 30, 2012	June 30, 2011	Percent Change
Interest income	$ 13,296	$ 13,449	$ 13,015	-1%	2%	$ 26,745	$ 26,001	3%
Interest expense	1,212	1,190	1,543	2%	-21%	2,402	3,333	-28%
Net interest income before provision for loan losses	12,084	12,259	11,472	-1%	5%	24,343	22,668	7%
Provision for loan losses	815	100	955	715%	-15%	915	1,725	-47%
Net interest income after provision for loan losses	11,269	12,159	10,517	-7%	7%	23,428	20,943	12%
Noninterest income:								
Service charges and fees on deposit accounts	601	590	587	2%	2%	1,191	1,154	3%
Servicing income	447	460	435	-3%	3%	907	846	7%
Increase in cash surrender value of life insurance	429	429	419	0%	2%	858	845	2%
Gain on sales of SBA loans	376	36	476	944%	-21%	412	855	-52%
Gain on sales of securities	32	27	-	19%	N/A	59	-	N/A
Other	205	181	253	13%	-19%	386	387	0%
Total noninterest income	2,090	1,723	2,170	21%	-4%	3,813	4,087	-7%
Noninterest expense:								
Salaries and employee benefits	5,377	5,667	5,111	-5%	5%	11,044	10,504	5%
Occupancy and equipment	967	996	1,031	-3%	-6%	1,963	2,069	-5%
Professional fees	470	1,211	456	-61%	3%	1,681	1,295	30%
Low income housing investment losses	262	269	40	-3%	555%	531	202	163%
FDIC deposit insurance premiums	202	225	383	-10%	-47%	427	907	-53%
Other	2,176	2,488	2,451	-13%	-11%	4,664	4,926	-5%
Total noninterest expense	9,454	10,856	9,472	-13%	0%	20,310	19,903	2%
Income before income taxes	3,905	3,026	3,215	29%	21%	6,931	5,127	35%
Income tax expense	1,226	951	1,129	29%	9%	2,177	1,460	49%
Net income	2,679	2,075	2,086	29%	28%	4,754	3,667	30%
Dividends and discount accretion on preferred stock	-	(1,206)	(604)	-100%	-100%	(1,206)	(1,200)	1%
Net income available to common shareholders	$ 2,679	$ 869	$ 1,482	208%	81%	$ 3,548	$ 2,467	44%

PER COMMON SHARE DATA
(unaudited)

Basic earnings per share	$ 0.08	$ 0.03	$ 0.05	167%	60%	$ 0.11	$ 0.08	38%
Diluted earnings per share	$ 0.08	$ 0.03	$ 0.05	167%	60%	$ 0.11	$ 0.08	38%
Common shares outstanding at period-end	26,293,277	26,286,501	26,295,001	0%	0%	26,293,277	26,295,001	0%
Pro forma common shares outstanding at period-end, assuming Series C preferred stock was converted into common stock	31,894,277	31,887,501	31,896,001	0%	0%	31,894,277	31,896,001	0%
Book value per share	$ 5.52	$ 5.34	$ 4.91	3%	12%	$ 5.52	$ 4.91	12%
Tangible book value per share	$ 5.44	$ 5.25	$ 4.81	4%	13%	$ 5.44	$ 4.81	13%
Pro forma tangible book value per share, assuming Series C preferred stock was converted into common stock	$ 5.09	$ 4.94	$ 4.57	3%	11%	$ 5.09	$ 4.57	11%

KEY FINANCIAL RATIOS
(unaudited)

Annualized return on average equity	6.61%	4.43%	4.50%	49%	47%	5.44%	4.01%	36%
Annualized return on average tangible equity	6.71%	4.48%	4.57%	50%	47%	5.52%	4.08%	35%
Annualized return on average assets	0.81%	0.64%	0.66%	27%	23%	0.72%	0.59%	22%
Annualized return on average tangible assets	0.81%	0.64%	0.66%	27%	23%	0.72%	0.59%	22%
Net interest margin	3.95%	4.06%	3.95%	-3%	0%	4.01%	3.95%	1%
Efficiency ratio	66.70%	77.64%	69.43%	-14%	-4%	72.13%	74.39%	-3%

AVERAGE BALANCES
(in $000's, unaudited)

Average assets	$ 1,331,774	$ 1,311,985	$ 1,266,147	2%	5%	$ 1,321,879	$ 1,257,290	5%
Average tangible assets	$ 1,329,458	$ 1,309,544	$ 1,263,318	2%	5%	$ 1,319,501	$ 1,254,395	5%
Average earning assets	$ 1,231,311	$ 1,213,198	$ 1,163,684	1%	6%	$ 1,221,421	$ 1,156,910	6%
Average loans held-for-sale	$ 4,762	$ 1,356	$ 7,611	251%	-37%	$ 3,059	$ 8,864	-65%
Average total loans	$ 786,898	$ 764,264	$ 799,228	3%	-2%	$ 775,581	$ 816,342	-5%
Average deposits	$ 1,110,053	$ 1,067,052	$ 1,012,992	4%	10%	$ 1,088,553	$ 1,006,130	8%
Average demand deposits - noninterest-bearing	$ 370,086	$ 347,291	$ 332,535	7%	11%	$ 358,689	$ 322,345	11%
Average interest-bearing deposits	$ 739,967	$ 719,761	$ 680,457	3%	9%	$ 729,864	$ 683,785	7%
Average interest-bearing liabilities	$ 766,865	$ 743,502	$ 705,164	3%	9%	$ 755,184	$ 710,788	6%
Average equity	$ 162,918	$ 188,521	$ 185,911	-14%	-12%	$ 175,719	$ 184,191	-5%
Average tangible equity	$ 160,602	$ 186,080	$ 183,082	-14%	-12%	$ 173,341	$ 181,296	-4%

CONSOLIDATED BALANCE SHEETS (in $000's, unaudited)	End of Period:			Percent Change From:	
	June 30, 2012	March 31, 2012	June 30, 2011	March 31, 2012	June 30, 2011
ASSETS					
Cash and due from banks	$ 21,885	$ 20,450	$ 20,334	7%	8%
Federal funds sold and interest-bearing deposits in other financial institutions	24,476	48,215	67,928	-49%	-64%
Securities available-for-sale, at fair value	389,820	385,826	302,968	1%	29%
Loans held-for-sale - SBA, including deferred costs	2,714	4,778	3,657	-43%	-26%
Loans held-for-sale - other, including deferred costs	177	184	435	-4%	-59%
Loans:					
Commercial	384,260	357,906	358,227	7%	7%
Real estate:					
Commercial and residential	333,048	319,914	315,426	4%	6%
Land and construction	19,822	18,583	41,987	7%	-53%
Home equity	47,813	48,444	52,621	-1%	-9%
Consumer	13,024	11,810	13,040	10%	0%
Loans	797,967	756,657	781,301	5%	2%
Deferred loan costs, net	139	237	779	-41%	-82%
Total loans, including deferred costs	798,106	756,894	782,080	5%	2%
Allowance for loan losses	(20,023)	(20,306)	(23,167)	-1%	-14%
Loans, net	778,083	736,588	758,913	6%	3%
Company owned life insurance	47,496	47,067	44,776	1%	6%
Premises and equipment, net	7,740	7,883	8,086	-2%	-4%
Intangible assets	2,246	2,368	2,753	-5%	-18%
Accrued interest receivable and other assets	50,065	51,939	52,219	-4%	-4%
Total assets	$ 1,324,702	$ 1,305,298	$ 1,262,069	1%	5%
LIABILITIES AND SHAREHOLDERS' EQUITY					
Liabilities:					
Deposits:					
Demand, noninterest-bearing	$ 367,937	$ 356,618	$ 333,199	3%	10%
Demand, interest-bearing	148,777	144,022	128,464	3%	16%
Savings and money market	290,867	292,009	276,538	0%	5%
Time deposits - under $100	28,009	27,949	30,676	0%	-9%
Time deposits - $100 and over	164,056	168,726	114,208	-3%	44%
Time deposits - CDARS	5,427	6,198	20,839	-12%	-74%
Time deposits - brokered	97,680	84,728	94,631	15%	3%
Total deposits	1,102,753	1,080,250	998,555	2%	10%
Subordinated debt	23,702	23,702	23,702	0%	0%
Accrued interest payable and other liabilities	33,556	41,450	52,333	-19%	-36%
Total liabilities	1,160,011	1,145,402	1,074,590	1%	8%
Shareholders' Equity:					
Series A preferred stock, net	-	-	38,813	N/A	-100%
Series C preferred stock, net	19,519	19,519	19,519	0%	0%
Common stock	131,443	131,302	130,836	0%	0%
Retained earnings	10,566	7,887	601	34%	1658%
Accumulated other comprehensive income (loss)	3,163	1,188	(2,290)	166%	238%
Total shareholders' equity	164,691	159,896	187,479	3%	-12%
Total liabilities and shareholders' equity	$ 1,324,702	$ 1,305,298	$ 1,262,069	1%	5%

	End of Period:			Percent Change From:	
	June 30, 2012	March 31, 2012	June 30, 2011	March 31, 2012	June 30, 2011
CREDIT QUALITY DATA					
(in $000's, unaudited)					
Nonaccrual loans - held-for-sale	$ 177 $	184 $	202	-4%	-12%
Nonaccrual loans - held-for-investment	12,890	14,005	21,607	-8%	-40%
Restructured and loans over 90 days past due and still accruing	1,665	2,155	1,073	-23%	55%
Total nonperforming loans	14,732	16,344	22,882	-10%	-36%
Foreclosed assets	3,098	3,167	248	-2%	1149%
Total nonperforming assets	$ 17,830 $	19,511 $	23,130	-9%	-23%
Other restructured loans still accruing	$ 416 $	431 $	1,375	-3%	-70%
Net charge-offs during the quarter	$ 1,098 $	494 $	1,797	122%	-39%
Provision for loan losses during the quarter	$ 815 $	100 $	955	715%	-15%
Allowance for loan losses	$ 20,023 $	20,306 $	23,167	-1%	-14%
Classified assets*	$ 54,880 $	54,196 $	76,142	1%	-28%
Allowance for loan losses to total loans	2.51%	2.68%	2.96%	-6%	-15%
Allowance for loan losses to total nonperforming loans	135.92%	124.24%	101.25%	9%	34%
Allowance for loan losses to total nonperforming loans, excluding nonaccrual loans - held-for-sale	137.57%	125.66%	102.15%	9%	35%
Nonperforming assets to total assets	1.35%	1.49%	1.83%	-9%	-26%
Nonperforming loans to total loans plus nonaccrual loans - held-for-sale	1.85%	2.16%	2.93%	-14%	-37%
Classified assets* to Heritage Commerce Corp Tier 1 capital plus allowance for loan losses	30%	30%	35%	0%	-14%
Classified assets* to Heritage Bank of Commerce Tier 1 capital plus allowance for loan losses	31%	31%	39%	0%	-21%
OTHER PERIOD-END STATISTICS					
(in $000's, unaudited)					
Heritage Commerce Corp:					
Tangible equity	$ 162,445 $	157,528 $	184,726	3%	-12%
Tangible common equity	$ 142,926 $	138,009 $	126,394	4%	13%
Shareholders' equity / total assets	12.43%	12.25%	14.85%	1%	-16%
Tangible equity / tangible assets	12.28%	12.09%	14.67%	2%	-16%
Tangible common equity / tangible assets	10.81%	10.59%	10.04%	2%	8%
Loan to deposit ratio	72.37%	70.07%	78.32%	3%	-8%
Noninterest-bearing deposits / total deposits	33.37%	33.01%	33.37%	1%	0%
Total risk-based capital ratio	17.3%	17.9%	22.0%	-3%	-21%
Tier 1 risk-based capital ratio	16.0%	16.6%	20.8%	-4%	-23%
Leverage ratio	12.7%	12.7%	15.5%	0%	-18%
Heritage Bank of Commerce:					
Total risk-based capital ratio	16.2%	16.9%	19.5%	-4%	-17%
Tier 1 risk-based capital ratio	14.9%	15.6%	18.2%	-4%	-18%
Leverage ratio	11.9%	11.9%	13.6%	0%	-13%

*Net of SBA guarantees

NET INTEREST INCOME AND NET INTEREST MARGIN (in $000's, unaudited)	For the Three Months Ended June 30, 2012			For the Three Months Ended June 30, 2011		
	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate
Assets:						
Loans, gross*	$ 791,660	$ 10,292	5.23%	$ 806,839	$ 10,685	5.31%
Securities	398,143	2,975	3.01%	278,908	2,278	3.28%
Federal funds sold and interest-bearing deposits in other financial institutions	41,508	29	0.28%	77,937	52	0.27%
Total interest earning assets	1,231,311	13,296	4.34%	1,163,684	13,015	4.49%
Cash and due from banks	21,191			20,932		
Premises and equipment, net	7,841			8,160		
Intangible assets	2,316			2,829		
Other assets	69,115			70,542		
Total assets	$ 1,331,774			$ 1,266,147		
Liabilities and shareholders' equity:						
Deposits:						
Demand, noninterest-bearing	$ 370,086			$ 332,535		
Demand, interest-bearing	147,767	56	0.15%	132,079	65	0.20%
Savings and money market	298,544	179	0.24%	280,870	259	0.37%
Time deposits - under $100	28,011	35	0.50%	32,194	61	0.76%
Time deposits - $100 and over	166,486	246	0.59%	121,929	342	1.13%
Time deposits - CDARS	5,900	3	0.20%	21,254	24	0.45%
Time deposits - brokered	93,259	219	0.94%	92,131	317	1.38%
Total interest-bearing deposits	739,967	738	0.40%	680,457	1,068	0.63%
Total deposits	1,110,053	738	0.27%	1,012,992	1,068	0.42%
Subordinated debt	23,702	472	8.01%	23,702	467	7.90%
Short-term borrowings	3,196	2	0.25%	1,005	8	3.19%
Total interest-bearing liabilities	766,865	1,212	0.64%	705,164	1,543	0.88%
Total interest-bearing liabilities and demand, noninterest-bearing / cost of funds	1,136,951	1,212	0.43%	1,037,699	1,543	0.60%
Other liabilities	31,905			42,537		
Total liabilities	1,168,856			1,080,236		
Shareholders' equity	162,918			185,911		
Total liabilities and shareholders' equity	$ 1,331,774			$ 1,266,147		
Net interest income / margin		$ 12,084	3.95%		$ 11,472	3.95%

	For the Six Months Ended June 30, 2012			For the Six Months Ended June 30, 2011		
	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate
Assets:						
Loans, gross*	$ 778,640	$ 20,608	5.32%	$ 825,206	$ 21,675	5.30%
Securities	394,031	6,072	3.10%	262,476	4,240	3.26%
Federal funds sold and interest-bearing deposits in other financial institutions	48,750	65	0.27%	69,228	86	0.25%
Total interest earning assets	1,221,421	26,745	4.40%	1,156,910	26,001	4.53%
Cash and due from banks	21,089			20,743		
Premises and equipment, net	7,909			8,244		
Intangible assets	2,378			2,895		
Other assets	69,082			68,498		
Total assets	$ 1,321,879			$ 1,257,290		
Liabilities and shareholders' equity:						
Deposits:						
Demand, noninterest-bearing	$ 358,689			$ 322,345		
Demand, interest-bearing	145,208	109	0.15%	133,907	132	0.20%
Savings and money market	293,374	345	0.24%	274,346	526	0.39%
Time deposits - under $100	28,117	73	0.52%	32,698	132	0.81%
Time deposits - $100 and Over	168,090	501	0.60%	127,856	761	1.20%
Time deposits - CDARS	6,083	6	0.20%	21,389	49	0.46%
Time deposits - brokered	88,992	420	0.95%	93,589	739	1.59%
Total interest-bearing deposits	729,864	1,454	0.40%	683,785	2,339	0.69%
Total deposits	1,088,553	1,454	0.27%	1,006,130	2,339	0.47%
Subordinated debt	23,702	946	8.03%	23,702	932	7.93%
Securities sold under agreement to repurchase	-	-	N/A	1,436	24	3.37%
Short-term borrowings	1,618	2	0.25%	1,865	38	4.11%
Total interest-bearing liabilities	755,184	2,402	0.64%	710,788	3,333	0.95%
Total interest-bearing liabilities and demand, noninterest-bearing / cost of funds	1,113,873	2,402	0.43%	1,033,133	3,333	0.65%
Other liabilities	32,287			39,966		
Total liabilities	1,146,160			1,073,099		
Shareholders' equity	175,719			184,191		
Total liabilities and shareholders' equity	$ 1,321,879			$ 1,257,290		
Net interest income / margin		$ 24,343	4.01%		$ 22,668	3.95%

*Includes loans held-for-sale. Yield amounts earned on loans include loan fees and costs. Nonaccrual loans are included in average balance.